Organigram makes Edison Cannabis the first legal brand to provide humidity control units in flower products ranging from 1g to 15g

Company’s commitment to quality and consumer experience includes humidity control provided by Integra Boost technology

MONCTON, JANUARY 15, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis is pleased to announce it is the first in the Canadian cannabis industry to introduce Integra Boost packaging technology into its entire line of dry flower products from 1g to 15g to help maintain freshness, extend shelf life and enhance the overall customer experience.

“At Organigram, we are exceptionally proud of the quality of our products,” says Ray Gracewood, Chief Commercial Officer, Organigram. “At every step, we look for ways to ensure our products reflect the very best that science and technology have to offer. Now, we can extend that commitment to our product even after it leaves our facility. The Integra Boost technology helps us ensure our customers always receive product that is fresh.”

Integra Boost packs have accompanied Organigram’s Edison Reserve line of premium cannabis products since the Edison launch in 2018. “Uncompromised quality is a hallmark of the Edison Reserve brand and we’ve seen first hand the outstanding benefits that come with pairing our commitment to excellence with the Integra Boost technology,” explains Gracewood. “We are pleased to now be able to extend that optimal experience of freshness to all Edison products, even after purchase.”

Integra Boost packs comprise a glycerin gel and 2‐way membrane to create a patented humidity control technology, either releasing or absorbing moisture as needed to ensure the optimal environment for storing cannabis. Long used to help protect, for example, the freshness of food and pharmaceuticals, the technology maintains relative humidity at 62 per cent in a contained environment. This consistency helps preserve the product’s color, taste, structural integrity and weight.

“We are pleased to offer our expertise to Organigram and the cannabis industry,” says Ben Blankenhorn, General Manager of Integra Products, Desiccare, Inc., manufacturers of Integra Boost. “Our technology is a safe, simple solution that will help preserve the freshness, potency, taste, and overall quality of cannabis flowers, concentrates and edibles.”

Integra Boost packs are 99 per cent biodegradable and have been included in nearly all Organigram product packages leaving the Company’s facility since January 9th, 2019. Organigram has worked with ABOX Automation Corp. to ensure the process is integrated into existing operations at the Moncton facility. Consumers can look for the Integra Boost packs as they make their way into the market through Organigram’s product distribution channels.

About Desiccare Inc.

Desiccare Inc. is a leading manufacturer of packaged atmospheric control products for the cannabis industry, food industry, electronic industry, pharmaceutical industry, military, and government. Established in 1994, Desiccare is headquartered in Las Vegas, Nevada. The company has manufacturing and distribution facilities in Jackson, Mississippi & Tijuana, Mexico and an additional distribution Center in Pomona, CA.

Desiccare is currently the third largest desiccant manufacturer in the world but is first in providing short lead times to manufacture and deliver products to the customer.

Desiccare follows current Good Manufacturing Practices. Desiccare (Cage Code: 1GQT7) is one of only a few desiccant manufacturers that is on the Mil‐D‐3464E Qualified Products List for manufacturing desiccants for the Military. Desiccare is approved by the Food and Drug Administration for Type III Packaging (Desiccare has a Drug Master File Number). Desiccare Inc. is committed to operating in an environmental responsible manner and is now ISO 14001 certified.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis‐derived products in Canada.

Organigram is focused on producing the highest‐quality, indoor‐grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including changes to supply channels and inputs, consistency of humidity control units and contained packaging, that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

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For Investor Relations inquiries, please contact:

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661‐0947

For Media inquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645‐1653